UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*



Golden Books Family Entertainment, Inc.(formerly Western Publishing Group, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  959263 10 4
                 ----------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-91)

                                       13G

CUSIP No. 959263 10 4                                          Page 2 of 5 Pages
          ------------                                             ---  ---


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard A. Bernstein
            ###-##-####
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]

                                                                     (b) [ ]

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                            3,513,271
                            7      SOLE DISPOSITIVE POWER

                                            2,017,500


                            8      SHARED DISPOSITIVE POWER

                                            1,495,771

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,513,271

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     12.6%

12      TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (12-91)

                                       13G

CUSIP No. 959263 10 4                                          Page 3 of 5 Pages
          ------------                                             ---  ---




Item 1(a)         Name of Issuer:

                  Golden Books Family Entertainment, Inc. (formerly Western Publishing Group, Inc.)

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  888 Seventh Avenue
                  New York, New York  10106

Item 2(a)         Name of Person Filing:

                  Richard A. Bernstein

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  444 Madison Avenue
                  New York, New York 10022

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e)         CUSIP Number:

                  959263 10 4

Item 3 This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b)


Item 4(a)         Amount Beneficially Owned

                  As of December 31, 1998:  3,513,271

                  Includes 400,000 shares of Common Stock owned by a trust for the benefit of Mr. Bernstein dated March 16, 1978 (the "1978 Trust") and 95,771 shares of Common Stock owned by The Richard
                  A. Bernstein Trust of 1986 (the "1986 Trust"). Also includes 1,000,000 shares transferred by Mr. Bernstein to the Amelia Bernstein 1996 Trust (the "1996 Trust"), as described below.

                  On January 31, 1996, Mr. Bernstein, the 1978 Trust and the 1986 Trust granted irrevocable proxies to Golden Press Holding, L.L.C. ("GPH") with respect to 3,996,771 shares of Common Stock, giving GPH the power to vote such shares, for as long as they are owned by Mr. Bernstein or his affiliates, in such manner as GPH deems proper (subject to certain limitations), for the term of such irrevocable proxies. Mr. Bernstein, the 1978 Trust and the 1986 Trust have retained sole dispositive power with respect to these shares. On May 7, 1996, Mr. Bernstein transferred 1,000,000 shares of Common Stock to the 1996 Trust. On May 7, 1996, the 1996 Trust also granted an irrevocable proxy to GPH. Nothing herein shall be construed as an admission by Mr. Bernstein that he is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock owned by the 1996 Trust or the Foundation.

Item 4(b)         Percent of Class: 12.6%

                                       13G

CUSIP No. 959263 10 4                                          Page 4 of 5 Pages
          -----------                                              ---  ---





Item 4(c)        Number of share as to which such person has:

                 (i)   sole power to vote or to direct the vote:  0
                 (ii)  shared power to vote or to direct the vote: 3,513,271
                 (iii) sole power to dispose  or to direct the  disposition  of:
                       2,017,500
                 (iv)  shared power to dispose or to direct the  disposition of:
                       1,495,771

Item 5           Ownership of Five Percent or Less of a Class:

                 Inapplicable.

Item 6           Ownership  of More than  Five  Percent  on  Behalf  of  Another
                 Person.

                 Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Inapplicable.

Item 8           Identification and Classification of Members of the Group:

                 Inapplicable.

Item 9           Notice of Dissolution of Group:

                 Inapplicable.

Item 10          Certification:

                 Inapplicable.

                                       13G

CUSIP No. 959263 10 4                                          Page 5 of 5 Pages
          ------------                                             ---  ---





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        February 11, 1999
                                                   -----------------------------
                                                              (Date)

                                                   /s/ Richard A. Bernstein
                                                   -----------------------------
                                                            (Signature)


                                                   ---------------------------
                                                       Richard A. Bernstein